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                                                                 Rule 425 Filing
                                                      Filer: Quokka Sports, Inc.
                                              Subject Company: Total Sports Inc.
                                         Subject Company SEC File No.: 333-90905


BULL RUN CORPORATION INVESTEE, TOTAL SPORTS, TO BE SOLD TO QUOKKA SPORTS

ATLANTA, July 25 /PRNewswire/ -- Bull Run Corporation (Nasdaq: BULL) affiliate, Total Sports Inc., has recently executed a definitive agreement with Quokka Sports, Inc., whereby Quokka Sports would acquire Total Sports in a transaction that the companies currently expect to close in October 2000. Under the terms of the agreement, Quokka Sports will issue approximately 15 million shares of its common stock in exchange for ownership of the privately-held Total Sports, valuing the transaction at approximately $130 million. As a result of this transaction, Bull Run will receive shares of Quokka Sports in exchange for preferred stock and common stock of Total Sports currently held by Bull Run. Bull Run currently has approximately a 10.6% ownership in Total Sports' outstanding capital stock.

"This will be a very good transaction for both Total Sports and Quokka. The companies' operations, technologies and other strengths are very complementary, and there seem to be opportunities to substantially reduce the combined operating costs of the organizations," said Robert S. Prather, President and CEO of Bull Run. "Certainly, an exchange of our stock in a privately-held company for a publicly-held stock will enhance the ability for investors to assess the underlying value of our investment, as well as enhancing the liquidity of our investment."

Through its primary operating business, wholly owned Host Communications, Inc., Bull Run is a sports and affinity marketing and management company. In addition to Total Sports, Bull Run has significant investments in Gray Communications Systems, Inc., owner and operator of 13 television stations and four newspapers; Rawlings Sporting Goods Company, Inc. a leading supplier of team sports equipment in North America; Sarkes Tarzian, Inc., owner and operator of two television stations and four radio stations; and iHigh.com, Inc., developer of an Internet network of web sites devoted to high school sports and activities. Datasouth Computer Corporation, a computer printer manufacturer, also operates as a wholly owned subsidiary of Bull Run.

Investors are urged to read documents relevant to the acquisition described in this announcement that are filed with or that will be filed with the U.S. Securities and Exchange Commission ("SEC") because they contain important information about the acquisition. After they are filed with the SEC, the relevant documents can be obtained at no cost on the SEC's web site at http://www.sec.gov. Upon request, Quokka Sports, Inc. will also provide at no cost, when available, the prospectus filed in connection with the registration of the shares to be issued in the acquisition by contacting Quokka Sports, Inc. by phone at (415) 908-3800, or by mail at Quokka Sports, Inc., 525 Brannan Street, Ground Floor, San Francisco, CA 94107, Attention: Investor Relations.

SOURCE: Bull Run Corporation